UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MAXYGEN, INC.

(Name of Subject Company (Issuer))

MAXYGEN, INC.

(Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

577776-10-7

(CUSIP Number of Class of Securities)

John Borkholder, Esq.

Chief Corporate Counsel

515 Galveston Drive

Redwood City, California 94063

(650) 298-5300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ellen B. Corenswet, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$40,000,000	$2,232

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon the purchase of 6,557,377 outstanding shares of Common Stock at the maximum tender offer price of $6.10 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,232	Filing Party: Maxygen, Inc.

Form of Registration No.: 005-57999	Date Filed: November 13, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2009, as amended (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Maxygen, Inc., a Delaware corporation (“Maxygen” or the “Company”), to purchase 6,557,377 shares of its common stock, par value $0.0001 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $6.10 nor less than $5.30 per Share, net to the seller in cash, without interest. Maxygen’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated November 13, 2009 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 and 4.

Items 1 and 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following additional information:

“On December 11, 2009, the Company issued a press release announcing that it has extended the Offer until 5:00 p.m., New York City time, on December 23, 2009. The Offer may be further extended pursuant to the terms and conditions of the Offer to Purchase.”

A copy of the press release is attached to the Schedule TO (as amended) as exhibit (a)(5)(ii).

Item 4(a) of the Schedule TO is hereby amended and supplemented by incorporating the information contained in Section 7 (“Conditions of the Offer”) of the Offer to Purchase.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description of Document

(a)(5)(ii)	Press release issued by Maxygen, Inc., dated December 11, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXYGEN, INC.

By:	/S/ JAMES R. SULAT
Name:	James R. Sulat
Title:	Chief Executive Officer & Chief Financial Officer

Dated: December 11, 2009